UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Update on Delay in Filing of Unaudited Interim Financial Statements, dated November 30, 2015.

Document 1

Media release

UPDATE ON DELAY IN FILING OF UNAUDITED INTERIM FINANCIAL STATEMENTS

November 30, 2015 – Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) advised on November 16, 2015 that it is was not in a position to file its unaudited interim financial statements for the three and nine months ended September 30, 2015, the related management’s discussion and analysis (“MD&A”), and related Chief Executive Officer and Chief Financial Officer certificates (collectively, the “Q3 Financial Disclosure”).

As previously announced on August 14, 2015, Atlatsa has not been able to file its unaudited interim financial statements for the three and six months ended June 30, 2015, the related MD&A and related Chief Executive Officer and Chief Financial Officer certificates (collectively, with the Q3 Financial Disclosure, the “Financial Disclosure”).

The delay in filing the Financial Disclosure is due to the uncertainties surrounding the Company’s financial condition and the state of commodity markets.

A technical evaluation done in collaboration with our joint venture partner, Anglo American Platinum Limited (“Anglo Platinum”), for the purposes of reviewing the Bokoni Mines Proprietary Limited (“Bokoni Mine”) extraction strategy and developing a path towards a sustainable and optimised mine operation has been concluded. Implementation of the operational and financial restructure plan (“Restructure Plan”) announced on September 16, 2015 has commenced, with  the consultation process on the contemplated retrenchments of certain of Bokoni Mine employees taking place in compliance with Section 189A of the South African Labour Relations Act, 66 of 1995.

Atlatsa continues to be in discussions with Anglo Platinum in relation to sourcing additional financial support for the Company, having regard to the current bearish commodity price environment; results of the completed technical evaluation; anticipated outcomes of the Restructure Plan at Bokoni Mine and Anglo Platinum’s announced intent to divest from Bokoni Mine and Atlatsa.

As previously disclosed in Section 1.11 “Liquidity” of the MD&A of Financial Condition and Results of Operations for the year ended December 31, 2014 and note 2 “Going Concern” of the Consolidated Financial Statements for the year ended December 31, 2014 filed on SEDAR and EDGAR, significant doubt remains regarding the Company’s ability to continue as a going concern. No assurances can be given that the issues being faced by the Company will be resolved.

On August 17, 2015 the British Columbia Securities Commission, as principal regulator for the Company, issued a management cease trade order under National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults (“NP 12-203”) in respect of the late Financial Disclosure filings rather than an issuer cease trade order.  The issuance of a management cease trade order generally does not affect the ability of persons who have not been directors, officers or insiders of the Company to trade in their securities.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	One Capital
Prudence Lebina, Head: Investor Relations	Charmane Russell	Kathy Saunders / Taryn Carter
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 550 5010
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816	Email: kathy@onecapital.co.za

The Company confirms that it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the filing requirements to file its Financial Disclosure within the prescribed time periods.  The Company confirms that, other than described herein, there has been no failures with respect to the Company fulfilling its stated intention of satisfying the requirements of the alternative information guidelines and further confirms that there is no other material information relating to the status of the default and its affairs that has not been generally disclosed.

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Company will be able to renegotiate the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” of the MD&A and under Note 2 “Going Concern” of the Consolidated Financial Statements (“Letter of Support”); the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•	uncertainties related to the Company’s ability to satisfy the terms and conditions contained in the Letter of Support;
•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;
•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;
•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to continued availability and timing of capital and financing;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate;
•	the effect of HIV/AIDS on labour force availability and turnover; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	November 30, 2015	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer